
03018935

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for March 27, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-100418
~~333-103029~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
MAR 28 2003
THOMSON
FINANCIAL


RECD S.E.C.
MAR 27 2003
1086

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on MARCH 27, 2003.

CWMBS, INC.



By: ______________________
Name: Darren Bigby
Title: Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by COUNTRYWIDE SECURITIES CORPORATION	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

CHL ALTERNATIVE LOAN TRUST 2003-8CB
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-19


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report 1_CW03_8CB_FIN 30 year 5.8's

User ID: lcibo Deals Directory: /opt/intex/deals Date: 03/26/2003 14:59:22

Bond: IA1 Balance: 450,514,100 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2003
Settlement Date: 3/31/2003 WHOLE 30 year WAC: 6.08 WAM: 304.94
>>>>> Prepayment Ramp begins at 6.000 and rises to 25.000 by month 12.<<<<

Months 480	PPC 0	PPC 25	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200
99-28	5.540	5.526	5.510	5.493	5.474	5.454	5.433	5.411	5.390
100- 0	5.528	5.508	5.484	5.458	5.431	5.401	5.370	5.338	5.306
100- 4	5.517	5.490	5.459	5.424	5.387	5.348	5.307	5.264	5.222
100- 8	5.506	5.472	5.433	5.390	5.344	5.295	5.244	5.191	5.138
100-12	5.494	5.454	5.407	5.356	5.301	5.243	5.181	5.118	5.055
100-16	5.483	5.436	5.382	5.322	5.258	5.190	5.119	5.045	4.972
100-20	5.472	5.418	5.356	5.288	5.215	5.138	5.056	4.972	4.888
100-24	5.461	5.401	5.331	5.254	5.172	5.086	4.994	4.899	4.805
100-28	5.449	5.383	5.305	5.221	5.130	5.034	4.932	4.827	4.723
101- 0	5.438	5.365	5.280	5.187	5.087	4.982	4.870	4.755	4.640
101- 4	5.427	5.347	5.255	5.153	5.045	4.930	4.808	4.682	4.558
*101- 8	5.416	5.330	5.230	5.120	5.003	4.878	4.746	4.610	4.476
101-12	5.405	5.312	5.205	5.087	4.960	4.826	4.685	4.539	4.394
101-16	5.393	5.295	5.179	5.053	4.918	4.775	4.623	4.467	4.312
101-20	5.382	5.277	5.154	5.020	4.876	4.724	4.562	4.395	4.230
101-24	5.371	5.259	5.129	4.987	4.834	4.672	4.501	4.324	4.149
101-28	5.360	5.242	5.105	4.954	4.792	4.621	4.440	4.253	4.068
102- 0	5.349	5.225	5.080	4.921	4.751	4.570	4.379	4.182	3.986
102- 4	5.338	5.207	5.055	4.888	4.709	4.519	4.318	4.111	3.906
102- 8	5.327	5.190	5.030	4.855	4.668	4.468	4.257	4.040	3.825
102-12	5.316	5.173	5.006	4.822	4.626	4.418	4.197	3.970	3.744
102-16	5.305	5.155	4.981	4.790	4.585	4.367	4.137	3.899	3.664
102-20	5.294	5.138	4.956	4.757	4.544	4.317	4.076	3.829	3.584
AVG LIFE	19.20	10.42	6.53	4.56	3.43	2.71	2.22	1.87	1.62
DURATION	11.00	6.97	4.88	3.68	2.91	2.38	1.99	1.71	1.50
FIRST PAY	4/03	4/03	4/03	4/03	4/03	4/03	4/03	4/03	4/03
LAST PAY	12/32	12/32	12/32	12/32	12/32	12/32	11/32	1/10	7/08

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.


COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report 1_CW03_8CB_FIN 30 year 5.8's

User ID: leibo Deals Directory: /opt/intex/deals Date: 03/26/2003 14:59:23

Bond: IIA1 Balance: 222,640,000 Coupon: 5.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2003
Settlement Date: 3/31/2003 WHOLE 30 year WAC: 6.08 WAM: 304.94
>>>>> Prepayment Ramp begins at 6.000 and rises to 25.000 by month 12.<<<<

Months 480	PPC 0	PPC 25	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200
100-21	4.906	4.860	4.806	4.745	4.679	4.609	4.533	4.454	4.376
100-25	4.888	4.836	4.775	4.707	4.633	4.554	4.469	4.381	4.292
100-29	4.870	4.812	4.745	4.670	4.588	4.499	4.405	4.307	4.209
101- 1	4.852	4.788	4.715	4.632	4.542	4.445	4.341	4.234	4.126
101- 5	4.834	4.765	4.684	4.594	4.496	4.390	4.278	4.161	4.043
101- 9	4.816	4.741	4.654	4.557	4.451	4.336	4.214	4.088	3.961
101-13	4.798	4.717	4.624	4.519	4.405	4.282	4.151	4.015	3.878
101-17	4.780	4.694	4.594	4.482	4.360	4.228	4.088	3.942	3.796
101-21	4.763	4.670	4.564	4.445	4.315	4.174	4.025	3.870	3.714
101-25	4.745	4.647	4.534	4.408	4.269	4.121	3.962	3.797	3.632
101-29	4.727	4.624	4.504	4.371	4.224	4.067	3.899	3.725	3.550
*102- 1	4.709	4.600	4.474	4.334	4.180	4.014	3.837	3.653	3.469
102- 5	4.692	4.577	4.445	4.297	4.135	3.960	3.774	3.581	3.387
102- 9	4.674	4.554	4.415	4.260	4.090	3.907	3.712	3.509	3.306
102-13	4.656	4.531	4.386	4.223	4.045	3.854	3.650	3.438	3.225
102-17	4.639	4.508	4.356	4.186	4.001	3.801	3.588	3.366	3.144
102-21	4.621	4.484	4.327	4.150	3.957	3.748	3.526	3.295	3.063
102-25	4.603	4.461	4.297	4.113	3.912	3.696	3.464	3.224	2.983
102-29	4.586	4.438	4.268	4.077	3.868	3.643	3.403	3.153	2.903
103- 1	4.568	4.415	4.239	4.041	3.824	3.591	3.341	3.082	2.823
103- 5	4.551	4.393	4.209	4.004	3.780	3.538	3.280	3.011	2.743
103- 9	4.534	4.370	4.180	3.968	3.736	3.486	3.219	2.941	2.663
103-13	4.516	4.347	4.151	3.932	3.692	3.434	3.158	2.871	2.583
AVG LIFE	9.06	6.58	4.95	3.85	3.08	2.53	2.13	1.82	1.59
DURATION	6.88	5.24	4.10	3.30	2.72	2.29	1.95	1.70	1.50
FIRST PAY	4/03	4/03	4/03	4/03	4/03	4/03	4/03	4/03	4/03
LAST PAY	2/18	2/18	2/18	2/18	2/18	2/18	2/18	2/10	8/08

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.